January 10, 2008
Via EDGAR Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Gary Newberry
Division of Corporation Finance

Re:	Cleveland-Cliffs Inc
Form 10-K for the fiscal year ended December 31, 2006
Filed May 25, 2007
File No. 1-08944
Dear Mr. Newberry:
     Reference is made to your letter, dated December 31, 2007, that sets forth the staff’s comments relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) of Cleveland-Cliffs Inc (the “Company”). Set forth below are the staff’s comments and the Company’s responses. Capitalized terms used but not defined herein are used as defined in the Form 10-K.
     Pursuant to Rule 418 promulgated under the Securities Act of 1933 and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, the Company is supplementally providing under separate cover the information requested by the staff in Comment 1 (the “Materials”). In accordance with this request and consistent with the protection of investors and the provisions of the Freedom of Information Act, the Company requests that the staff return the Materials after the staff has completed its review.
Form 10-K for the Fiscal Year Ended December 31, 2006
Engineering Comments
1.	Comment: Supplementally provide a table listing the iron ore prices and the coal prices used to determine your reserve estimates for each mine.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: The Company supplementally advises the staff that the information with regard to iron ore prices is included in the Materials. As discussed in the telephone exchange between Richard P. Fink of the Company and Gary Newberry of the staff on January 4, 2008, the Company did not acquire its coal operations until the 2007 fiscal year.

The Company supplementally advises the staff that the name and phone number of a technical person at the Company whom the staff’s engineer may call is Ronald G. Graber, General Manager-Resource Technology, at 216-694-4388.
General — Coal
2.	Comment: Please disclose within your filing the proven and probable coal reserves for your coal operations, i.e. Oak Grove, Pinnacle, Green Ridge and the Sonoma Project. For each of your mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:
•	The coal beds of interest, including minable coal thickness.

•	The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

•	A list of your coal processing and/or handling facilities.

•	The road, barge and/or railroad access to each of your properties.

•	The present condition of the mine.

•	Material events of interest concerning the mine, adverse or otherwise within the last three years.

•	Any mine expansions, contractions or decommissioning with the last three years.

•	Any planned expansions or reductions in mining.

•	Any joint ownership.

•	Any use of mining contractors.
Response: The Company supplementally advises the staff that, as discussed in the telephone exchange between Richard P. Fink of the Company and Gary Newberry of the staff on January 4, 2008, the Company did not acquire its coal operations until the 2007 fiscal year.

3.	Comment: Provide a table within your filing showing the last three years annual production for each of your mines, and your weighted-average price received for the last three years. For these purposes, a mine can be defined as all the mines that supply a single wash plant/processing facility, if that is applicable.

Response: The Company supplementally advises the staff that, as discussed in the telephone conversation between Richard P. Fink of the Company and Gary Newberry of the staff on January 4, 2008, the Company did not acquire its coal operations until the 2007 fiscal year.

4.	Comment: In a table, disclose the proven and probable reserves separately as defined in Industry Guide 7 for each mine.
•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

•	Disclose if the coal is steam or metallurgical, if it is leased or owned, and what the Btu per pound and sulfur content. Do not report Btu content as “dry,” but include natural moisture in the calculation.

•	If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•	In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•	Provide totals to the table where appropriate.

•	Disclose your percentage of compliance and non-compliance coal.
Response: The Company supplementally advises the staff that, as discussed in the telephone conversation between Richard P. Fink of the Company and Gary Newberry of the staff on January 4, 2008, the Company did not acquire its coal operations until the 2007 fiscal year.
As requested in your letter, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (216) 694-5446 if you have any further questions regarding this letter. Thank you for your attention to this matter.
Sincerely,

/s/ George W. Hawk

George W. Hawk
General Counsel and Secretary

cc:	George Schuler, U.S. Securities and Exchange Commission
Brad Skinner, U.S. Securities and Exchange Commission
Laurie Brlas, Cleveland-Cliffs Inc
David P. Porter, Jones Day